

Mail Stop 3628

October 13, 2006

By Facsimile (213.680.6499) and U.S. Mail

David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071

Re: **Cyberonics, Inc.**
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed October 10, 2006 by
       The Committee for Concerned Cyberonics, Inc. Shareholders
       File No. 000-19806

Dear Mr. Robbins:

       We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note your response to our previous comment number 1. To the extent that the company's preliminary proxy statement does not include all the required information, what steps will the Committee take to inform shareholders of this information following the dissemination of its proxy statement?

Proxy Statement

2. Supplementally provide a copy of the Reuters article noted at the bottom of page 4.

The company has deficient corporate governance procedures … , page 6

3. While we note that the events listed in the last three bullets at the bottom of page 6 are caused indirectly by the option grants and subsequent review, please clarify that the events are directly caused by the company's failure to file reports.

4. To provide balanced disclosure, expand the second to the last paragraph under this heading to state the stock price at the time the board authorized Mr. Cummin's employment agreement in August 2005.

Our nominees will work to fix … , page 7

5. The company's press release filed on Form 8-K on September 16, 2004 indicated that the board had consulted with its financial advisor. Please expand to acknowledge this fact.

    Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Pamela Carmody
Special Counsel
Office of Mergers & Acquisitions

By facsimile to:
Theresa M. Lardner